March 30, 2006

Mail Stop 4561

By U.S. Mail and facsimile to (214) 756-6979

Mr. Brian O. Casey
President and Chief Executive Officer
Westwood Holdings Group, Inc.
200 Crescent Court, Suite 1200
Dallas, TX  75201

Re:	Westwood Holdings Group, Inc.
	Form 10-K for the Fiscal Year Ended December 31, 2005
	Filed February 24, 2006
	File No. 1-31234

Dear Mr. Casey:

      We have reviewed your response letter dated March 24, 2006 and have the following comment. Where indicated, we think you should revise future filings in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision in future filings is unnecessary. Please be as detailed as necessary in your explanation. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


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Form 10-K for the Fiscal Year Ended December 31, 2005

Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies, page F-9

1. We note your response to prior comment 1 of our letter dated
March
16, 2006.  Please revise future filings beginning with your Form
10-Q
for the fiscal quarter ended March 31, 2006 to more clearly describe your billing cycles for advance paying clients and the impact that this has upon your deferred revenue balances as of the end of each reporting period.



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      Please respond to this comment within 10 business days or
tell
us when you will provide us with a response. Please furnish a detailed letter that keys your response to our comment.

	You may contact Lisa Haynes, Staff Accountant at (202) 551-
3424
or me at (202) 551-3492 if you have questions.


								Sincerely,




	                        	John P. Nolan
					Accounting Branch Chief

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Mr. Brian O. Casey
Westwood Holdings Group, Inc.
March 30, 2006
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